

October 4, 2012

Via E-mail
Michael Hinshaw
President
Touchpoint Metrics, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re: Touchpoint Metrics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 12, 2012**
> **File No. 333-180914**

Dear Mr. Hinshaw:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 15, 2012

Risk Factors

We will not be required…, page 11

1. Please expand the third sentence to indicate that so long as you remain a smaller reporting company the auditor attestation concerning internal controls over financial reporting will not be required.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 16

2. You state in the last sentence on page 16 that "Touchpoint Mapping On-Demand…is anticipated to go to market." This is inconsistent with your revised disclosure on pages 5 and 30 in response to prior comment 2 where you disclose that sales and marketing activities of Touchpoint Mapping on demand have begun. Please reconcile.

Certain Transactions, page 47

3. Please briefly describe the nature of the services you expect to provide to the affiliated party under the agreement referenced in the penultimate paragraph on page 47. It appears that the nature and amounts of the services as well as the terms on which any such

services would be provided will be negotiated at a later time. Please clarify this. Also, indicate whether any services have been provided under this agreement to date.

Financial Statements

Statement of Cash Flows, page F-4

4.   Please explain how you determined that the "Investment in Petro Portfolio" should be classified as an investing activity in your statement of cash flows. We refer you to ASC 230-10-45. In addition, clarify your description of this line-item to clearly indicate the nature of the impairment.

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenues and Expenses, page F-7

5.   We note your response to prior comment 21. Please revise your disclosures to discuss the significant factors, inputs, assumptions and methods used to determine the selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) of the significant deliverables. We refer you to ASC 605-25-50(e).

6.   We note your response to prior comment 22. Please explain why you believe the initial subscription period is the appropriate period over which the customer benefits from the payment of the nonrefundable set-up fees in your SaaS subscription arrangements. We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

Note 7. Other Assets, page F-10

7.   We note your response to prior comment 25. Explain whether there was any indication of impairment to the Petro Portfolio assets as of December 31, 2011 and 2010. Provide us with your impairment analysis.

8.   We note that you have recently capitalized certain costs associated with the development of your SaaS product. Please explain how your disclosures comply with the requirements in ASC 650-40-50.

Exhibit Index, page 82

9.   Please file the consulting agreement you mention in the penultimate paragraph on page 24 or provide us your analysis in support of your position that the agreement is not required to be filed. Refer to Regulation S-K Item 601(b)(10).

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or, Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.